Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
Earnings from continuing operations before income taxes, minority interest and cumulative effect of accounting change	$14,004	$14,609	$17,945	$14,117	$14,008

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(141)	(205)	(235)	(228)	(228)
Dividends from less than 50% owned affiliates	52	45	32	29	70
Fixed charges	1,787	1,730	1,678	1,984	1,348
Interest capitalized, net of amortization		10	10	10	7

Earnings available for fixed charges	$15,702	$16,189	$19,430	$15,912	$15,205

Fixed charges:
Interest incurred:
Consumer products	$1,427	$1,370	$1,331	$1,665	$1,087
Financial services	94	105	100	102	114

	1,521	1,475	1,431	1,767	1,201

Portion of rent expense deemed to represent interest factor	266	255	247	217	147

Fixed charges	$1,787	$1,730	$1,678	$1,984	$1,348

Ratio of earnings to fixed charges (A)	8.8	9.4	11.6	8.0	11.3

(A) Earnings from continuing operations before income taxes and minority interest for the year ended December 31, 2002, include a non-recurring pre-tax gain of $2,631 million related to the Miller Brewing Company transaction. Excluding this gain, the ratio of earnings to fixed charges would have been 10.0 to 1.0 for the year ended December 31, 2002.